SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F    X    Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes              No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes              No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes              No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated September 23, 2005, containing the Registrant’s unaudited interim results for the six months ended June 30, 2005 and the Registrant’s updated guidance for the third quarter of 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: September 26, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated September 23, 2005, containing the Registrant’s unaudited interim results for the six months ended June 30, 2005 and the Registrant’s updated guidance for the third quarter of 2005.

Exhibit 99.1

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND

UPDATED GUIDANCE FOR 2005 THIRD QUARTER

HIGHLIGHTS

•	The Company today announced its unaudited consolidated results of operations for the six months ended June 30, 2005. Sales increased by 29.5% from US$407.9 million for the six months ended June 30, 2004 to US$528.3 million for the six months ended June 30, 2005.

•	Wafer shipments increased to 615,411 8-inch wafers equivalent for the six months ended June 30, 2005 from 375,859 8-inch wafers equivalent for the six months ended June 30, 2004.

•	Set out below is a copy of the full text of the press release made by the Company on September 23, 2005 of its unaudited interim results for the six months ended June 30, 2005 and updated guidance for the 2005 third quarter. The original 2005 third quarter outlook and guidance was included in SMIC’s announcement of results for the three months ended June 30, 2005 on July 29, 2005, available at www.smics.com

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release reproduced below.

CHAIRMAN’S STATEMENT

Dear Shareholders,

The evolution of the semiconductor industry represents the continuous pursuit of advanced technologies that benefit society and improve quality of life. To this end, SMIC has played an integral role in developing China’s world-class semiconductor technologies and making China achieve recognition as a source for quality semiconductor manufacturing.

“By obtaining talent, you can gain the world. By winning the heart, you can achieve great success.” – Chinese Proverb

Since the commencement of production in 2001, SMIC has been a pioneer for China’s semiconductor foundry industry. Under the leadership of Dr. Richard Chang, Chief Executive Officer, many world-class semiconductor engineers have been recruited to return to China with the vision and passion for developing China’s semiconductor industry. This group of returnees has helped SMIC to achieve, within five years, many significant milestones in the history of semiconductor manufacturing in China, including the establishment of China’s first 12-inch fab in Beijing and the planned offering of 90 nanometer process technology.

Since its initial public offering, SMIC has placed a priority on maintaining the highest levels of transparency and corporate governance. As a company listed on The Stock Exchange of Hong Kong and The New York Stock Exchange, SMIC is obligated to comply with corporate governance requirements of both jurisdictions. One such requirement is the separation of the roles of the Chairman and the Chief Executive Officer. As a result of this requirement, I was named Chairman of the Board in July 2005. As the Chairman of the Board, I together with the other Board members, will ensure that our supervisory responsibilities concerning corporate governance will remain a priority as we work together with the SMIC management team to continue helping SMIC to provide world-class foundry services to its customers and to generate economic value for its shareholders.

Sincerely,
Yang Yuan Wang
Chairman of the Board

Shanghai, the PRC

September 23, 2005

CHIEF EXECUTIVE OFFICER’S STATEMENT

Dear Shareholders,

I am pleased to report SMIC has been able to continue to grow its revenues for the first six months of 2005 by 30% to US$528.3 million as compared to US$407.9 million in the first six months of 2004. This was achieved despite difficult operating conditions for the semiconductor industry during this period of time. We weathered the industry downturn through our strong commitment to our IDM customers and our filler strategy to retain high utilization levels in the midst of industry wide inventory corrections. Consequently, we remain committed to diversifying our customer portfolio to serve a broad range of customers worldwide.

We saw our average selling prices decline due to the slowdown in the overall semiconductor industry, as well as general pricing softness. However, we began to see business conditions improving in the second quarter of 2005, a trend which we believe will continue through the rest of the year, as we improve our product mix and shift production towards more advanced technology nodes. In order to meet the additional demands from our customers we are increasing our 2005 capital expenditure budget to US$1.1 billion. We will also continue to invest in improving our technology portfolio to consolidate our position among the top foundries.

Both our 200mm and 300mm fabs are running very smoothly and we are making good strides in our stated aim of deriving more revenue from advanced technology nodes. We commenced mass production in our first 300mm wafer fab in March of 2005 and will continue to ramp up this facility in Beijing.

Our first customer products at 90nm are currently under qualification which puts us in good stead to begin 90nm logic production by the end of this year. We have a very clear advanced technology roadmap and have secured equipment to begin work on developing a 65nm process flow. We will continue to invest strongly in our research and development capability and target to begin pilot production at 65nm by the end of next year.

Among the new customers that we added during the first half of 2005, more than half of them came from Mainland China. Encouragingly, we see a substantial portion of these new customers working with products taping out at 0.18 micron and below. We also see a growing demand for applications, such as 3G handsets, advanced LCD flat panel TVs, HDTVs, and portable music players. We look forward to seeing our Chinese customers contribute to a greater proportion of revenues in the future.

In addition to our core foundry competency, we are continuously looking for other ways to take advantage of our unique position here in Mainland China. Our CMOS imaging sensor module project with Toppan Printing Co., Ltd. began moving in equipment into our new Fab 9 facility in August 2005 and is scheduled to begin pilot production in October 2005. Our testing and assembly project with United Test and Assembly Center Ltd. in Chengdu is expected to begin moving in equipment later this month with the commencement of pilot production shortly thereafter. We have also initiated a project to rework reclaimed wafers into solar power modules in our new Fab 10 facility. We anticipate moving in equipment in the fourth quarter of 2005.

In July 2005, we formed a partnership with Saifun Semiconductors, Ltd. and have licensed their NROM® technology for the production of flash memory-based products. This new partnership will enable us to cater to the increasing demand for flash-based products in the consumer electronics and telecommunication sectors.

Finally, I would like to express my gratitude and appreciation to our customers, vendors, employees, advisers and members of the board of directors for their efforts to ensure that SMIC maintains its position at the forefront of providing leading edge semiconductor manufacturing and related services to customers in China and the rest of the world.

May God bless you and SMIC,
Richard R. Chang
Chief Executive Officer

Shanghai, the PRC

September 23, 2005

RESULTS

The Board of Directors of Semiconductor Manufacturing International Corporation (“the Company”) is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries for the six months ended June 30, 2005, and would like to express their gratitude to the shareholders and their staff for their concern and support of the Company.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 (unaudited; in US$ thousands, except per share data)

		Six months ended June 30,
	Notes	2005	2004
Sales	11	528,308	407,926
Cost of sales	17	500,590	278,567
Cost of sales – Amortization of deferred stock compensation		6,217	5,220

Gross profit		21,501	124,139

Operating expenses:
Research and development	17	30,990	25,805
General and administrative		11,988	16,707
Selling and marketing		5,506	3,687
Amortization of acquired intangible assets	17	19,950	6,769
* Amortization of deferred stock compensation		7,121	7,937

Total operating expenses		75,555	60,905

(Loss) income from operations		(54,054)	63,234

Other income (expense):
Interest income		3,958	4,216
Interest expense		(16,659)	(5,503)
Foreign currency exchange gain (loss)		(3,976)	(1,965)
Others, net		430	1,636

Total other, net		(16,247)	(1,616)

(Loss) income before income taxes		(70,301)	61,618

Income taxes – current	10	127	—
Minority interest		(12)	—

Net (loss) income		(70,440)	61,618

Deemed dividends on preference shares	13	—	18,839

(Loss) income attributable to holders of ordinary shares		(70,440)	42,779

(Loss) income per ordinary share, basic		(0.00)	0.00

(Loss) income per ordinary share, diluted		(0.00)	0.00

Shares used in calculating basic (loss) income per ordinary share		18,055,410,063	10,269,399,903

Shares used in calculating diluted (loss) income per ordinary share		18,055,410,063	16,923,027,185

* Amortization of deferred stock compensation related to:
Research and development		2,556	2,617
General and administrative		3,384	4,066
Selling and marketing		1,181	1,254

Total		7,121	7,937

See accompanying notes to consolidated financial statements.

UNAUDITED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004 (unaudited; in US$ thousands)

	Notes	June 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents		576,292	607,173
Short-term investments		2,768	20,364
Accounts receivable, net of allowances of $109,362 and of $1,105,165 respectively	5	196,132	169,188
Inventories	6	176,502	144,018
Prepaid expense and other current assets		14,565	12,843
Assets held for sale		1,832	1,832

Total current assets		968,091	955,418

Land use rights, net		38,758	39,198
Plant and equipment, net		3,309,941	3,311,925
Acquired intangible assets, net		192,817	77,735
Long-term investments		9,525	—

TOTAL ASSETS		4,519,132	4,384,276

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	7	249,595	364,334
Accrued expenses and other current liabilities		77,656	82,858
Short-term borrowings	8	224,000	91,000
Current portion of promissory note	9	19,090	—
Current portion of long-term debt	8	228,625	191,986
Income tax payable	10	—	152

Total current liabilities		798,966	730,330

Long-term liabilities:
Promissory note	9	116,204	—
Long-term debt	8	511,806	544,462

Total long-term liabilities		628,010	544,462

Total liabilities		1,426,976	1,274,792

Minority interest		39,045	—

Commitments	13
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000, shares authorized, shares issued and outstanding, 18,246,615,105 and 18,232,179,139 respectively		7,299	7,293
Warrants		32	32
Additional paid-in capital		3,289,932	3,289,725
Notes receivable from stockholders		(288)	(391)
Accumulated other comprehensive income		68	388
Deferred stock compensation		(37,107)	(51,178)
Accumulated deficit		(206,825)	(136,385)

Total stockholders’ equity		3,053,111	3,109,484

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		4,519,132	4,384,276

Net current assets		169,125	225,088

Total assets less current liabilities		3,720,166	3,653,946

See accompanying notes to consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 (unaudited; in US$ thousands)

	Six months ended June 30,
	2005	2004
Operating activities:
(Loss) income attributable to holders of ordinary shares	(70,440)	42,779
Deemed dividends on preference shares	—	18,839

Net (loss) income	(70,440)	61,618
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Gain on disposal of plant and equipment	20	(177)
Minority interest	12	—
(Reversal of) bad debt expense	(996)	242
Depreciation and amortization	352,221	186,053
Amortization of acquired intangible assets	19,950	6,769
Amortization of deferred stock compensation	13,338	13,157
Non-cash interest expense on promissory notes	2,325	—
Loss on long-term investment	75	—
Changes in operating assets and liabilities:
Accounts receivable	(25,948)	(41,411)
Inventories	(32,484)	(43,639)
Prepaid expense and other current assets	(1,811)	8,928
Accounts payable	7,424	34,829
Income tax payable	(152)	—
Accrued expenses and other current liabilities	11,320	15,372

Net cash provided by operating activities	274,854	241,741

Investing activities:
Purchase of plant and equipment	(475,650)	(577,813)
Purchase of acquired intangible assets	(4,754)	(2,612)
Purchase of short-term investments	(2,416)	(66,225)
Sale of investments held to maturity	—	3,005
Proceeds paid for long-term investment	(9,600)	—
Sale of short-term investments	19,933	3,024
Proceeds received for assets held for sale	2,990	1,976
Proceeds from disposal of plant and equipment	1	478

Net cash provided by investing activities	(469,496)	(638,167)

Financing activities:
Proceeds from short-term borrowings	238,039	—
Repayment of short-term borrowings	(105,000)	—
Repayment of promissory notes	(25,000)	—
Repayment of note payable to stockholder for land use rights	—	(13,659)
Proceeds from long-term debt	128,419	29,996
Repayment of long-term debts	(124,474)	—
Repayment of redeemable convertible promissory note	—	(15,000)
Proceeds from issuance of Series D convertible preference shares	—	29,975
Proceeds from issuance of ordinary shares from initial public offering	—	1,017,051
Collection of subscription receivables, net	—	105,420
Proceeds from exercise of employee stock options	973	123
Collection of notes receivables from employees	104	33,884
Change in deposits received from stockholders	—	(38,151)
Proceeds from government grant	12,082	—
Proceeds from minority investor	39,000	—

Net cash provided by financing activities	164,143	1,149,639

Effect of exchange rate changes	(382)	103

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(30,881)	753,316
CASH AND CASH EQUIVALENTS, beginning of period	607,173	445,276

CASH AND CASH EQUIVALENTS, end of period	576,292	1,198,592

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	279	15

Interest paid	18,710	7,616

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Note payable waived by stockholder in exchange for land use rights	—	(14,239)

Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	—	278,180

Issuance of Series D convertible preference share warrants	—	27,664

Deemed dividends on Series D convertible preference shares	—	18,839

Series D convertible preference shares issued in exchange for certain software licenses	—	5,060

Series B convertible preference shares issued in exchange for acquired intangible assets	—	2,740

Series B convertible preference shares issued to a service provider	—	46

Conversion of preference shares into ordinary shares upon initial public offering	—	5,971

Ordinary shares issued in exchange for equipment	—	5,222

Deferred stock compensation	14,071	30,015

Promissory notes issued in exchange of acquired intangible assets	134,816	—

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the six months ended June 30, 2005 and 2004 (unaudited; in US$ thousands)

	Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D convertible shares		Ordinary shares		Warrants
	share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at January 1, 2005	—	—	—	—	—	—	—	—	—	—	—	—	18,232,179,139	7,293	32
Decrease in equity in subsidiary resulting from subsidiary sale of shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of employee stock options	—	—	—	—	—	—	—	—	—	—	—	—	18,683,466	8	—
Repurchase of restricted shares	—	—	—	—	—	—	—	—	—	—	—	—	(4,247,500)	(2)	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on hedge contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at June 30, 2005	—	—	—	—	—	—	—	—	—	—	—	—	18,246,615,105	7,299	32

Balance at January 1, 2004	954,977,374	382	219,499,674	2	42,373,000	17	2,350,000	1	181,718,858	73	7,142,857	3	242,595,000	97	37,840

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38	—	—	27,664
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	1	—	—	—
Issuance of Series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	1	—	—	—	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	0	—	—	—	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381)	—	—	(42,373,000)	(17)	(3,112,343)	(2)	(181,718,858)	(73)	(103,771,428)	(42)	14,927,787,480	5,971	(65,374)
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—	3,030,303,000	1,212	—
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2)	—	—	—	—	—	—	—	—	—	—	—
Warrants issued to technology partner	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5)
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—	23,957,830	10	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	2,473,200	1	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(2,299,500)	(1)	—
Repurchase of restricted preference shares	(54,750)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at June 30, 2004	—	—	—	—	—	—	—	—	—	—	—	—	18,224,817,010	7,290	125

	Additional paid-in capital	Subscription receivable from stockholders	Notes receivables from stockholders	Accumulated other comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total stockholders’ equity	Comprehensive income (loss)
Balance at January 1, 2005	3,289,725	—	(391)	388	(51,178)	(136,385)	3,109,484	—
Decrease in equity in subsidiary resulting from subsidiary sale of shares	(33)	—	—	—	—	—	(33)	—
Exercise of employee stock options	1,046	—	—	—	—	—	1,054	—
Repurchase of restricted shares	(74)	—	—	—	—	—	(76)	—
Collection of subscription receivables from stockholders	—	—	103	—	—	—	103	—
Deferred stock compensation, net	(732)	—	—	—	14,071	—	13,339	—
Net loss	—	—	—	—	—	(70,440)	(70,440)	(70,440)
Foreign currency translation adjustments	—	—	—	(382)	—	—	(382)	(382)
Unrealized loss on hedge contracts	—	—	—	142	—	—	142	142
Unrealized gain on short-term investments	—		—	(80)	—	—	(80)	(80)

Balance at June 30, 2005	3,289,932	—	(288)	68	(37,107)	(206,825)	3,053,111	(70,760)

Balance at January 1, 2004	1,835,820	(105,420)	(36,026)	200	(40,583)	(207,291)	1,485,115	—

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	308,142	—	—	—	—	—	335,844	—
Issuance of Series D preference shares in exchange for software licenses	5,060	—	—	—	—	—	5,061	—
Issuance of Series B convertible preference shares in exchange for intangible assets	2,739	—	—	—	—	—	2,740	—
Issuance of Series B convertible preference shares to a service provider	46	—	—	—	—	—	46	—
Conversion of preference share to ordinary shares upon initial public offering	59,918	—	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	1,015,339	—	—	—	—	—	1,016,551	—
Redemption of Series A-1 preference shares	—	—	—	—	—	—	(2)	—
Warrants issued to technology partner	—	—	—	—	—	—	(5)	—
Issuance of ordinary shares in exchange for equipment	5,213	—	—	—	—	—	5,223	—
Exercise of stock options	656	—	—	—	—	—	657	—
Repurchase of restricted ordinary shares	(189)	—	—	—	—	—	(190)	—
Repurchase of restricted preference shares	(61)	—	—	—	—	—	(62)	—
Collection of subscription receivable from stockholders	—	105,420	—	—	—	—	105,420	—
Collection of note receivables from employees	—	—	34,134	—	—	—	34,134	—
Deferred stock compensation, net	43,172	—	—	—	(30,015)	—	13,157	—
Deemed dividend on preference shares	18,839	—	—	—	—	(18,839)	—	—
Net income	—	—	—	—	—	61,618	61,618	61,618
Foreign currency translation adjustments	—	—	—	103	—	—	103	103
Unrealized gain on investments	—	—	—	97	—	—	97	97

Balance at June 30, 2004	3,294,694	—	(1,892)	400	(70,598)	(164,512)	3,065,507	61,818

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Accounting Policies Board Opinion 28, “Interim Financial Reporting” (“APB 28”), issued by Accounting Principles Board under generally accepted accounting principles in the United States of America and Appendix 16, “Disclosure of Financial Information”, of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In the opinion of management, the consolidated financial statements include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of its financial position, operating results and cash flows for the interim periods presented. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year.

These interim consolidated financial statements and notes should be read in conjunction with our audited consolidated financial statements and notes thereto, as set forth in the “Financial Section”, appearing in the 2004 annual report of the Company dated March 28, 2005.

Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, which requires the Company to record as compensation charge, the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. Since the employee stock-based compensation is accounted for under the intrinsic value-based method, the following disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123” (“SFAS 148”).

SFAS 148 amended the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 123 requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

See also “Notes to the Consolidated Financial Statements No. 3 – Recently issued accounting standards” for details on the Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS 123, the Company’s pro forma (loss) income would have been as follows:

	Six months ended June 30,
	2005	2004
	(in US$ thousands, except per share data)
(Loss) income attributable to holders of ordinary shares	(70,440)	61,618
Add: Stock compensation as reported	13,338	13,157
Less: Stock compensation determined using the fair value method	(18,580)	(18,457)

Pro forma (loss) income	(75,682)	56,318

Deemed dividends on preference shares	—	(18,839)

Pro forma net (loss) income attributable to holders of ordinary shares	(75,682)	37,479
(Loss) income per ordinary share:
Basic – pro forma	(0.00)	0.00
Diluted – pro forma	(0.00)	0.00

Basic – as reported	(0.00)	0.00
Diluted – as reported	(0.00)	0.00

The fair value of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2005	2004
Option grants
Average risk-free rate of return	3.75%	2.42%
Weighted average expected option life	4 years	3.5 years
Volatility rate	21.00%	54.37%
Dividend yield (Preference share only)	0%	0%

Stock split

On March 18, 2004, the Company effected a 10-for-1 share split in the form of a share dividend immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such shares, have been adjusted retroactively, which gives effect to the share split.

2.	Hedge Accounting

The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company uses financial instruments to mitigate interest rate risk and loan commitments related to mortgage loans, which will be held to maturity. The Company used interest rate swaps throughout the first half year of 2005 to manage its interest rate risk. The Company did not enter into derivative transactions for speculative or trading purposes. The plain vanilla interest rate swap qualifies for cash flow hedging and the notional amount is US$50 million as of June 30, 2005.

3.	Recently issued accounting standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on Company’s financial positions or results of operations.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). This statement amends the guidance in Accounting Research Board (“ARB”) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard may result in significant stock-based compensation expenses. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are disclosed above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal year beginning after June 15, 2005, and requires the use of the Modified Prospective Application Method. Under this method, SFAS 123R is applied to new awards and to awards, which are modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS 153 to have a material effect on its results of operations or financial condition.

In May 2005, the Financial Accounting Standards Board issued Statement No. 154, “Accounting Changes and Error Corrections”, (“FASB 154”) which changes the requirements for the accounting for and reporting of a change in accounting principles. This statement replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and applies to all voluntary changes in accounting principles as well as changes required by an accounting pronouncement in the rare instance that a new pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that the cumulative effect of a voluntary change to a new accounting pronouncement be recognized in net income for the period of the change. FASB 154 now requires retrospective application of a voluntary change in accounting principle to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. Additionally, this Statement redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of the error. Reporting the correction of an error in previously issued financial statements and a change in accounting estimate is carried forward from the guidance provided in APB 20. FASB 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FASB 154 is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

4.	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Customers do not have any rights of return except pursuant to warranty provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making and probing, and revenue is recognized when the services are completed.

5.	Accounts receivable, net of allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company. In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aging analysis of trade debtors is as follows:

	June 30, 2005	December 31, 2004
	(in US$ thousands)
Current	177,123	148,503
Overdue:
Within 30 days	9,202	15,901
Between 31 to 60 days	4,689	2,657
Over 60 days	5,118	2,127

	196,132	169,188

6.	Inventories

	June 30, 2005	December 31, 2004
	(in US$ thousands)
Raw materials	53,660	39,337
Work in progress	100,961	83,954
Finished goods	21,881	20,727

	176,502	144,018

7.	Accounts payable

An aging analysis of the accounts payable is as follows:

	June 30, 2005	December 31, 2004
	(in US$ thousands)
Current	197,975	307,397
Overdue:
Within 30 days	25,633	38,804
Between 31 to 60 days	8,052	4,352
Over 60 days	17,935	13,781

	249,595	364,334

8.	Indebtedness

Long-term and short-term debt is as follows:

	Maturity	Interest rate	June 30, 2005	December 31, 2004
	(in US$ thousands)
US$ denominated bank loan I	2005-2007	4.34%-5.24%	345,600	432,000
US$ denominated bank loan II	2006-2009	4.34%-5.24%	256,482	256,482
US$ denominated bank loan III	2007-2010	5.25%	99,980	—
Rmb denominated bank loan	2005-2007	5.02%-5.27%	38,369	47,966

			740,431	736,448
Less: Current portion of long-term debt			228,625	191,986

Long-term debt			511,806	544,462

Short-term debt	2005-2006	3.67%-4.85%	224,000	91,000

9.	Promissory Notes

The Company reached an agreement with Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) regarding patent license and trade secrets litigation (see Note 16). Under the agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $25,000,000 in the six months ended June 30, 2005 and the outstanding promissory notes are as follows:

	June 30, 2005 (in US$ thousands)
Maturity	Face value	Discounted value
2005	5,000	4,916
2006	30,000	28,757
2007	30,000	27,799
2008	30,000	26,873
2009	30,000	25,977
2010	25,000	20,972

	150,000	135,294
Less: Current portion of promissory notes	20,000	19,090

Long-term portion of promissory notes	130,000	116,204

10.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. The Company had minimal taxable income in Japan and Europe.

11.	Segment and geographic information

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	Six months ended June 30,
	2005	2004
	(in US$ thousands)
Total sales:
North America	214,419	174,585
Europe	136,862	57,713
Taiwan	69,626	53,046
Korea	41,666	48,242
Japan	36,606	66,362
Asia Pacific (Excluding Japan, Korea and Taiwan)	29,129	7,978

	528,308	407,926

Revenue is attributed to countries based on the customer’s headquarters of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

12.	(Loss) income from operations

	Six months ended June 30,
	2005	2004
	(in US$ thousands)
(Loss) income from operations is arrived at after charging:
Depreciation and amortization of property, plant and equipment	351,780	185,662
Amortization of land use rights	441	391
Amortization of intangible assets	19,950	6,769

13.	Dividend

Deemed dividend represents the beneficial conversion feature relating to the preferential price of certain convertible equity instrument an investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the ordinary shares to which the convertible equity instrument would have converted at the date of issuance. Accordingly, deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares which the Company issued in January 2004 and expired at the Global Offering, no dividend has been paid or declared by the Company during the six months ended June 30, 2005 and 2004, respectively.

14.	Commitments

(a)	Purchase commitments

As of June 30, 2005 the Company had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by June 30, 2006. The Company expects to obtain the land use rights and complete the facility construction no later than June 30, 2006.

	At June 30,
	2005	2004
	(in US$ thousands)
Land use rights	7,000	10,000
Facility construction	106,000	173,049
Machinery and equipment	329,000	944,481

	442,000	1,127,530

(b)	Investment commitments

As of June 30, 2005, the Company had total commitments of $51,600,000 to invest in certain projects. The Company expects to complete the cash injection of these projects in the next three years.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In the six months ended June 30, 2005 and 2004, the Company incurred royalty expenses of $3,505,000 and $2,221,000, respectively.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In the six months ended June 30, 2005 and 2004, the Company earned royalty income of $345,000 and $67,000, respectively, which is included as net revenue in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in the six months ended June 30, 2005 and 2004 was $963,000 and $873,000, respectively.

(e)	Operating lease as lessee

The Company leases land use rights, gas tanks and other operational equipment under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases at June 30, 2005 are as follows:

(in US$ thousands)
Year ending
2005	364
2006	714
2007	270
2008	74
2009	74
Thereafter	2,671

4,167

The total operating lease expenses recorded in the six months ended June 30, 2005 and 2004 was $84,000 and $1,825,000, respectively.

15.	Reconciliation of basic and diluted (loss) income per ordinary share

	Six months ended June 30,
	2005	2004
	(in US$ thousands except per share data)
Net (loss) income attributable to holders of ordinary shares	(70,440)	42,779

Basic and diluted:
Weighted average ordinary shares outstanding	18,237,534,971	10,506,146,416
Less: Weighted average ordinary shares outstanding subject to repurchase	(182,124,908)	(236,746,513)

Weighted average shares used in computing basic net (loss) income per ordinary share	18,055,410,063	10,269,399,903

Effect of dilutive securities:
Weighted average preference shares outstanding	—	6,248,493,164
Less: Weighted average preference shares outstanding subject to repurchase	—	(83,727,227)
Warrants	—	194,061,201
Stock options	—	294,800,144

Weighted average shares used in computing diluted net (loss) income per ordinary share	18,055,410,063	16,923,027,185

Basic net (loss) income per ordinary share	(0.00)	0.00

Diluted net (loss) income per ordinary share	(0.00)	0.00

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of June 30, 2005, the Company had 199,288,800 ordinary share equivalents outstanding that could have potentially diluted loss per share in the future which were excluded in the computation of diluted loss per share, as their effect would have been antidilutive due to the net loss reported in the period.

As of June 30, 2004, the Company had 55,325,980 ordinary shares equivalents outstanding which were excluded in the computation of diluted net income per share because these options were antidilutive in that period.

16.	Litigation

In December 2003, the Company became the subject of a lawsuit in the U.S. federal district court brought by TSMC relating to alleged infringement of five U.S. patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits. After the dismissal without prejudice of the trade secret misappropriation claims by the U.S. federal district court on April 21, 2004, TSMC refiled the same claims in the California State Superior Court and alleged infringement of an additional 6 patents in the U.S. federal district court lawsuit. In August 2004, TSMC filed a complaint with the U.S. International Trade Commission (“ITC”) alleging similar trade secret misappropriation claims and asserting 3 new patent infringement claims and simultaneously filed another patent infringement suit in the U.S. federal district court on the same 3 patents as alleged in the ITC complaint.

On January 31, 2005, the Company entered into a settlement agreement, which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the

ITC, and the Taiwan District Court. Under the terms of the settlement agreement, TSMC covenants not to sue the Company for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. Furthermore, the parties also entered into a patent cross-license agreement under which each party agreed to license the other party’s patent portfolio through December 2010. As a part of the settlement, the Company also agreed to pay TSMC an aggregate of $175 million, in installments of $30 million for each of the first five years and $25 million in the sixth year.

The Company engaged an external valuation company to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and postsettlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.1 million of intangible assets associated with the licensed patents and trade secrets was recorded in the first quarter of 2005 and amortized over the estimated remaining life of the technology.

17.	Comparative Figures

Certain comparative figures have been reclassified to conform to current period presentation.

SUPPLEMENTARY INFORMATION FOR AMERICAN DEPOSITARY SHAREHOLDERS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Form 20-F dated June 28, 2005 filed with the U.S. Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note:	The Company has retroactively reclassified certain expenses to disclose financial performance in a manner consistent with the practices of other high-technology companies (the “Reclassification”). All figures presented herein have given effect, where applicable, to the Reclassification. Amortization of acquired intangible assets expense, largely related to the patent cross-license agreement relating to the settlement of the litigation with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), and other license agreements, previously classified in cost of sales and research and development, have been reclassified into a single line item entitled amortization of acquired intangible assets under operating expenses. The impact of the Reclassification for the six months ended June 30, 2004 resulted in a decrease in cost of sales of US$2.5 million, a decrease in research and development expenses of US$4.3 million and an increase in amortization of intangible assets expenses of US$6.8 million.

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Sales

Sales increased by 29.5% from US$407.9 million for the six months ended June 30, 2004 to US$528.3 million for the six months ended June 30, 2005, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 63.7%, from 375,859 8-inch wafer equivalents to 615,411 8-inch wafer equivalents, between these two periods. The blended average selling price of all wafers the Company shipped during this period decreased by 20.1% from US$1,022 per wafer to US$817 per wafer, while the average selling price of logic wafers the Company shipped decreased by 12.4% from US$1,085 per wafer to US$951 per wafer. The percentage of wafers shipped that used 0.18 micron and below process technology increased by 97.5%, from 71.0% of sales to 81.5% of sales between these two periods.

Cost of Sales and Gross Profit (Loss)

After giving effect to the Reclassification, cost of sales increased by 78.6% from US$283.8 million for the six months ended June 30, 2004 to US$506.8 million for the six months ended June 30, 2005. This increase was primarily due to the significant increases in sales volume, depreciation expenses as the Company continues to increase capacity due to the installation of new equipment and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. In addition, deferred stock compensation expenses relating to employees involved in the manufacturing of wafers increased to US$6.2 million for the six months ended June 30, 2005 from US$5.2 million for the six months ended June 30, 2004, primarily due to additional stock options granted and restricted share units awarded to new and existing employees involved in this activity. The Company amortizes the deferred stock compensation expense using the straight-line method over the applicable vesting period, which is typically four years.

The Company had a gross profit of US$21.5 million for the six months ended June 30, 2005 compared to a gross profit of US$124.1 million for the six months ended June 30, 2004. Gross margins decreased to 4.1% for the six months ended June 30, 2005 from 30.4% for the six months ended June 30, 2004. The decrease in gross margin was primarily due to a decrease in the average selling price per wafer and a higher average cost per wafer resulting from an increase in depreciation expenses.

Operating Expenses and Income (Loss) From Operations

After giving effect to the Reclassification, operating expenses increased by 24.1% from US$60.9 million for the six months ended June 30, 2004 to US$75.6 million for the six months ended June 30, 2005 due primarily to increases in research and development expenses and amortization of acquired intangible assets.

As a part of the settlement with TSMC, as described in “Item 16. – Notes to the Unaudited Consolidated Financial Statements – Litigation”, the Company has allocated US$10.3 million of the total settlement amount to amortization of acquired intangible assets for the six months ended June 30, 2005.

After giving effect to the Reclassification, research and development expenses increased by 20.1% from US$25.8 million for the six months ended June 30, 2004 to US$31.0 million for the six months ended June 30, 2005. This increase in research and development expenses resulted primarily from 90 nanometer and 65 nanometer research and development activities and an increase in depreciation and amortization expenses.

Selling and marketing expenses increased by 49.3% from US$3.7 million for the six months ended June 30, 2004 to US$5.5 million for the six months ended June 30, 2005, primarily due to an increase in engineering material costs associated with sales activities.

General and administrative expenses decreased by 28.2% to US$12.0 million for the six months ended June 30, 2005 from US$16.7 million for the six months ended June 30, 2004, primarily due to the foreign exchange gain relating to operating activities increasing from US$3.2 million for the six months ended June 30, 2004 to US$6.1 million for the six months ended June 30, 2005 and a decrease in the bad debt provision.

In addition, the Company’s deferred stock compensation relating to employees involved in research and development, general and administrative and selling and marketing decreased slightly from US$7.9 million to US$7.1 million between these periods.

As a result, the Company’s operating loss was US$54.1 million for the six months ended June 30, 2005 compared to operating income of US$63.2 million for the six months ended June 30, 2004. The Company’s operating margin was negative 10.2% for the six months ended June 30, 2005 and 15.5% for the six months ended June 30, 2004.

Other Income (Expenses)

Other expenses increased 905.4% from US$1.6 million for the six months ended June 30, 2004 to US$16.2 million for the six months ended June 30, 2005. This increase was primarily attributable to the increase in interest expense from US$5.5 million for the six months ended June 30, 2004 to US$16.7 million for the six months ended June 30, 2005. This interest expense was primarily due to the increase in interest rates relating the Company’s long-term debt. In addition, the foreign exchange loss increased from a loss of US$2.0 million for the six months ended June 30, 2004 to a loss of US$4.0 million for the six months ended June 30, 2005 relating to financing and investing activities, particularly forward contracts.

The Company’s net foreign exchange gain was US$2.1 million for the six months ended June 30, 2005 and US$1.2 million for the six months ended June 30, 2004.

Net Income (Loss)

Due to the factors described above, the Company had a net loss of US$70.4 million for the six months ended June 30, 2005 compared to net income of US$61.6 million for the six months ended June 30, 2004.

Deemed Dividends on Preference Shares

The Company did not record any deemed dividends on preference shares for the six months ended June 30, 2005 compared to deemed dividends on preference shares of US$18.8 million for the six months ended June 30, 2004, representing the difference between the sale and conversion price of warrants to purchase Series D convertible preference shares issued in the first quarter of 2004 and their respective fair market values. All of these warrants expired unexercised upon the completion of the Company’s global offering of its ordinary shares in March 2004 (the “Global Offering”).

Liquidity and Capital Resources

The Company incurred capital expenditures of US$1,314.7 million for the six months ended June 30, 2004 and US$484.4 million for the six months ended June 30, 2005. The Company has financed substantial capital expenditure requirements through the proceeds received from the Global Offering, cash flows from operations, and bank borrowings.

As of June 30, 2005, the Company had US$576.3 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities increased by 13.7% from US$241.7 million for the six months ended June 30, 2004 to US$274.9 million for the six months ended June 30, 2005. The net cash provided by operating activities for the six months ended June 30, 2005 was primarily due to an increase of US$32.5 million in inventories as a result of an increase in commercial production, an increase of US$25.9 million in accounts receivable as a result of an increase in sales, decrease of US$7.4 million in accounts payable relating to the purchase of materials and inventories, US$20.0 million in amortization of acquired intangible assets and the add-back of US$352.2 million in depreciation and amortization relating to commercial production. The net cash provided by operating activities for the six months ended June 30, 2004 was primarily due to US$61.6 million from net income, to the add-backs of US$186.1 million in depreciation and amortization and US$6.8 million in amortization of acquired intangible assets as non-cash items.

The Company’s net cash used in investing activities was US$469.5 million for the six months ended June 30, 2005, primarily attributable to purchases of plant and equipment for Fab 1, Fab 2, Fab 3, Fab 4, Fab 6, and Fab 7, as well as costs associated with the construction of Fab 9, Fab 10, and the facility in Chengdu of US$475.6 million. Net cash used in investing activities were US$638.2 million for the six months ended June 30, 2004, primarily attributable to the purchases of plant and equipment and land use rights for Fab 1, Fab 2, Fab 3, Fab 4, Fab 6, and Fab 7 of US$577.8 million.

The Company’s net cash provided by financing activities was US$164.1 million for the six months ended June 30, 2005. This was primarily derived from proceeds of US$238.0 million in the form of short-term borrowings, proceeds of US$128.4 million in the form of long-term debt borrowings, and proceeds of US$39.0 million from minority interest shareholders. The net cash provided by financing activities was US$1,149.6 million for the six months ended June 30, 2004. This was primarily derived from US$1,017.1 million in proceeds received from the Global Offering, US$30.0 million in proceeds from the issuance of Series D convertible preference shares, US$105.4 million from the collection of subscription receivables, US$33.9 million from the collection of notes receivables from employees, and US$30.0 million in the form of long-term debt borrowings.

As of June 30, 2005, the Company’s outstanding long-term liabilities primarily consisted of US$740.4 million in secured bank loans, of which US$228.6 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in March 2005, March 2006, and December 2007 with the last payments due in March 2007, March 2009, and June 2010, respectively.

In December 2001, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”), the Company’s wholly foreign-owned enterprise, entered into a long-term loan agreement with a syndicate of Chinese banks for US$432.0 million. As of June 30, 2005, the Company had drawn down the full amount. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million each. The interest rates on the loan ranged from 4.34% to 5.24% for the six months ended June 30, 2005. Interest is due on a semi-annual basis. The interest expenses incurred for the six months ended June 30, 2005 and for the six months ended June 30, 2004 were US$8.5 million and US$6.2 million, respectively, a significant portion of which was capitalized as additions to assets under construction.

As part of the same long-term loan arrangement, SMIC Shanghai has a line of credit for Rmb397.0 million (equivalent to approximately US$48.0 million). As of June 30, 2005, SMIC Shanghai had fully drawn down this line of credit. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9.6 million each. The interest rate on the loan ranged from 5.02% to 5.27% for the six months ended June 30, 2005. The interest expenses incurred for the six months ended June 30, 2005 and for the six months ended June 30, 2004 were US$1.1 million and US$1.2 million, respectively, a significant portion of which was capitalized as additions to the assets under construction.

These long-term loan agreements contained certain financial covenants, which were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 as described below.

In January 2004, SMIC Shanghai entered into two long-term loan agreements with four banks in the PRC for US$256.5 million and Rmb 235.7 million (equivalent to approximately US$28.5 million). These five-year bank loans are collateralized by the Shanghai fabs and equipment. As of June 30, 2005, SMIC Shanghai had drawn down the full amount of the U.S. dollar facility. The principal amount on the U.S. dollar facility is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million each. The interest rates on the loan ranged from 4.34% to 5.24% for the six months ended June 30, 2005. The interest expense incurred for the six months ended June 30, 2005 and for the six months ended June 30, 2004 in connection with the U.S. dollar facility was US$5.7 million and US$0.2 million, respectively, a significant portion of which was capitalized as additions to assets under construction.

As of March 15, 2005, SMIC Shanghai had drawn down the full amount of the Renminbi facility, which was repaid in full on March 21, 2005. The interest rate on the Renminbi facility was 5.27% from January 1, 2005 through March 21, 2005. The interest expense incurred during this period of time was US$0.02 million.

The financial covenants contained in the two long-term loan agreements entered into in January 2004 supersede the financial covenants contained in the long-term loan agreement entered into in December 2001. Any of the following would constitute an event of default for SMIC Shanghai beginning in March 2005, when the first payment of the loan from December 2001 is repayable:

•	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 65%

•	(Current assets – inventory)/Current liabilities < 100%

•	Total liability/EBITDA > 2.98

•	(Funds available for loan repayment in current year + Funds available for loan repayment at the beginning of the current year) / Repayment amount during current year < 2.5

Any of the following would constitute an event of default for SMIC Shanghai during the term of the two long-term loan agreements:

•	Incurrence of any losses in 2005 as calculated on an annual basis;

•	Incurrence of losses in 2006 in excess of US$21.9 million;

•	Incurrence of cumulative losses in 2007 in excess of US$62.6 million;

•	Incurrence of any losses in 2008; or

•	Incurrence of research and development costs in any given year in excess of 15% of revenue for that year.

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five-year loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of banks based in the PRC. This facility is collateralized by SMIC Beijing’s plant and equipment. The drawdown period of these facilities ends on the earlier of (i) twelve months after the execution of the agreement or (ii) the date on which the loans have been fully drawn down. As of June 30, 2005, SMIC Beijing had drawn down US$99.8 million of this facility. The principal amount is repayable starting in December 2007 in six semi-annual installments of US$100.0 million each. The interest rate on the facility was 5.25% from May 26, 2005 to June 30, 2005. The interest expense incurred for the six months ended June 30, 2005 was US$0.03 million.

Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

•	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 twelve-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 twelve-inch wafers per month).

As of June 30, 2005, the Company had an aggregate of US$224.0 million in short-term loans outstanding with twelve different banks in the PRC. Approximately 31.7%, 32.6% and 35.7% of such aggregate amount were made available to SMIC Beijing, Semiconductor Manufacturing International (Tianjin) Corporation and the Company, respectively. The interest rates on the loan ranged from 3.67% to 4.85% for the six months ended June 30, 2005. The interest expense incurred for the six months ended June 30, 2005 and for the six months ended June 30, 2004 was US$3.0 million and US$0.03 million, respectively.

The Company accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under the Company’s 2001 employee stock option plans (the “Stock Option Plans”). As of June 30, 2005 and 2004, the Company had notes receivable from employees for such a purpose related to the early exercise of employee stock options in the aggregate amount of US$0.3 million and US$0.4 million, respectively. During the six months ended June 30, 2004, the Company collected US$33.9 million through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares.

Capitalized Interest

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$3.7 million and US$2.2 million has been added to the cost of the underlying assets during the six months ended June 30, 2005 and June 30, 2004, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2005 and June 30, 2004, the Company recorded amortization expenses relating to the capitalized interest of US$1.4 million and US$0.7 million, respectively.

Commitments

As of June 30, 2005, the Company had commitments of US$7.0 million to purchase land use rights for the living quarters at SMIC Beijing, US$106.0 million for construction obligations for the facility in Chengdu and the Beijing, Tianjin and Shanghai fabs, and US$329.0 million to purchase machinery and equipment for the facility in Chengdu and the Beijing, Tianjin and Shanghai fabs. As of June 30, 2005, the Company had total commitments of US$51.6 million to invest in certain projects. The Company expects to complete the cash injection of these projects in the next three years.

Debt to Equity Ratio

As of June 30, 2005, the Company’s debt to equity ratio was 31.2% calculated based on the short-term borrowings plus current portion of long-term debt plus long-term debt all divided by total shareholders’ equity.

Contingent Liabilities

As of June 30, 2005, the Company did not have any material contingent liabilities.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenues, expenses, and capital purchasing activities are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., the Company enters into transactions in other currencies and is primarily exposed to changes in exchange rates for the European Euro, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or European Euro and do not qualify for hedge accounting in accordance with SFAS No. 133. As of June 30, 2005, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$355.1 million. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates. As of June 30, 2005, the fair value of foreign currency forward exchange contracts was a loss of approximately US$0.4 million, which is recorded in accrued expenses and other current liabilities. The Company had US$160.0 million of foreign currency exchange contracts outstanding as of June 30, 2004, all of which matured by December 31, 2004. The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to its long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR rate and the Renminbi-denominated loans have interest rates determined by the People’s Bank of China. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked. For the six months ended June 30, 2005, the Company entered into interest rate derivative contracts to hedge against rising U.S. dollar interest rates. For the six months ended June 30, 2005, the mark-to-market result for interest rate swaps was a gain of US$0.2 million.

Prospects and Future Plans

Based on the demand forecasts provided by the Company’s customers, the second half of 2005 looks to be a period of expansion as the Company continues to ramp up fabs in Shanghai, Beijing, and Tianjin and expands its service offering.

From a technology standpoint, the Company’s first customer products at 90nm are currently under qualification and currently the 90nm logic products for both logic and SRAM are expected to be shipped to customers by as early as the end of the fourth quarter of 2005. Further along the technology roadmap, the Company is now developing its 65nm technology process flow at its 300mm fabs.

Furthermore, the Company will expand its service offerings with the ramp up of the following projects:

•	The project with Toppan Printing Co., Ltd. in Shanghai, Fab 9, to manufacture on-chip color filters and micro lens which started equipment move-in in early August 2005 with pilot production slated for October 2005.

•	The project with United Test and Assembly Center Ltd. in Chengdu, to provide back-end testing and assembly services, which is scheduled for equipment move-in later this September with the commencement of pilot production shortly thereafter.

•	The wafer reclamation project to manufacture solar modules from recycled wafers in Fab 10 with equipment move-in slated for the fourth quarter of 2005.

SHARE CAPITAL

During the six months ended June 30, 2005, the Company issued 18,683,466 Ordinary Shares to certain of the Company’s employees pursuant to the exercise of options to purchase Ordinary Shares by, and repurchased 5,027,500 Ordinary Shares from certain of the Company’s employees, in accordance with the Company’s employee stock option plans (the “Stock Option Plans”).

Outstanding Share Capital as of June 30, 2005

Number of Shares Outstanding
Total Ordinary Shares Outstanding	18,246,615,105

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants including employees, directors, officers and service providers of the Company.

Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units, pursuant to which the Company issued an aggregate of 18,536,451 Ordinary Shares to its employees on or around July 1, 2005. An additional 26,831,170 Restricted Share Units will vest on each of July 1, 2006, July 1, 2007, and July 1, 2008.

For the six months ended June 30, 2005, the Compensation Committee granted a total of 6,630,000 Restricted Share Units, most of which vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. On August 11, 2005, the Compensation Committee approved the grant of an aggregate of 70,503,740 Restricted Share Units, of which approximately 25% will vest on an annual basis beginning on September 1, 2006.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

Other than repurchases by the Company of Ordinary Shares from employees pursuant to the terms of the Stock Option Plans as disclosed in paragraph 2 (Share Capital) above, the Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2005.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

For the six months ended June 30, 2005, the Company has adopted its own Corporate Governance Policy which mirrors the Code Provisions as set out in the Code contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) except with respect to Code Provision A.2.1 which requires the roles of chairman and the chief executive officer be segregated and performed by different individuals. As of July 28, 2005, Yang Yuan Wang, a member of the Board since 2001, was elected as the independent non-executive chairman of the Board (the “Chairman”). Richard Chang remains as the chief executive officer and an executive director of the Company. Professor Wang’s appointment as Chairman will terminate upon his ceasing to be a director of the Company. In accordance with the Articles of Association of the Company, Professor Wang will retire as a director at the annual general meeting of the Company’s shareholders in 2007 and will then be eligible for re-election to hold office for an additional three years.

In addition, the Company has adopted or put in place various policies, procedures and practices in compliance with the provisions of the Corporate Governance Policy.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE “MODEL CODE”)

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2005. The senior management as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES

The Stock Exchange has granted the Company a conditional waiver (the “Waiver”) from the strict compliance with rule 3.24 of the Listing Rules. Under rule 3.24 of the Listing Rules, the Company must employ an individual on a full-time basis who, amongst other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognised by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

The Waiver is subject to the following conditions:

1.	Ms. Morning Wu (“Ms. Wu”), the Acting Chief Financial Officer of the Company, being a member of the senior management of the Company, being able to meet all the requirements set out in rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognised by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2.	the Company maintaining arrangement(s) to provide Ms. Wu with access to the assistance of Ms. Marina Wong Yu Pok, who shall continue to be a fellow of the HKICPA and the Association of Chartered Certified Accountants, and who shall provide assistance to Ms. Wu in the discharge of her duties as the Qualified Accountant of the Company during the period of the Waiver.

The Waiver will cease on April 14, 2008 or when the Company fails to fulfill any of the above conditions to the Waiver, whichever is earlier.

Save as disclosed above and in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Company and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the interim financial statements of the Company for the six months ended June 30, 2005.

CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

At the Company’s annual meeting of its shareholders on May 6, 2005, Richard Ru Gin Chang and Henry Shaw were re-elected as Class I directors of the Company.

At the meeting of the Board on July 26, 2005, the Board approved the resignation of Richard Ru Gin Chang and appointment of Professor Yang Yuan Wang as the Chairman, which appointment took effect as of July 28, 2005. Dr. Chang remains an executive director of the Company and Professor Wang remains an independent non-executive director of the Company.

INTERIM REPORT

The Interim Report for the six months ended June 30, 2005 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

UPDATED GUIDANCE FOR 2005 THIRD QUARTER

The Company today released its business update for the third quarter of 2005. The original third quarter outlook was published in SMIC’s earnings release on July 29, 2005 relating to SMIC’s financial performance for the second quarter of 2005, available at www.smics.com.

SMIC’s wafer shipment is expected to increase between 6% and 7% sequentially. Blended average selling price in the third quarter is expected to increase by 3% to 5% sequentially. The primary reasons for the updated guidance are that (i) due to longer equipment lead-times, the installation and qualification of equipment for advanced technology nodes, originally scheduled for the third quarter, have been scheduled for the fourth quarter and (ii) lower average selling price for DRAM products, resulting in an increased inventory charge. As a result, gross margins for the quarter are expected to increase between 7% to 9% sequentially. Furthermore, capital expenditures are expected to be in the range of US$120-160 million and depreciation and amortization in the range of US$190-200 million.

The Company reiterates its guidance relating to the following:

•	Utilization expected to increase to the range of 90-93%.

•	Operating expenses as a percentage of sales expected to be in the mid-teens.

•	Amortization of intangible assets expected to be approximately US$11 million.
•	Other expenses expected to be approximately US$10 million.

•	Amortization of deferred stock compensation charge expected to be approximately US$7 million, of which US$4 million will be charged to operating expenses and US$3 million to cost of sales.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, ISO14001 and BS7799 certifications.

For more information, please visit www.smics.com.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, its annual report on Form 20-F, filed with the SEC on June 28, 2005 and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

September 23, 2005